October 5, 2009

VIA EDGAR

Mark Shuman
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C.  20549

Re:	Merge Healthcare Incorporated
Registration on Form S-3 (SEC No. 333-161689)
Registration on Form S-3 (SEC No. 333-161691)

Dear Mr. Shuman:

Please find Merge Healthcare Incorporated’s responses to the SEC comment letter dated September 30, 2009 below.  For your convenience, each of the Staff’s comments is reprinted before each response.  In addition to the Company’s responses to the comments set forth in this letter, the Company has filed amendments to the above-referenced registration statements (the “Registration Statements”) that address the comments by the Staff of the SEC.

General

Comment 1.  It appears that you should expressly incorporate by reference into your registration statements on Form S-3 the amended current reports on Form 8-K filed on September 4, 2009, and September 24, 2009, respectively, as well as any other reports filed prior to the effective date of the registration statement and required to be incorporated by reference.  See Item 12(a)(2) of Form S-3 and Question 123.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Securities Act Forms, available at: http:// www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response:  The Registration Statements have been amended to list reports filed with the SEC by the Company subsequent to the initial filing of the Registration Statements.

Comment 2.  We note that you intend to file certain exhibits to each of your registration statements by amendment.  In particular, we refer to the legal opinions that you intend to file for both registration statements and the forms of indenture you intend to file for the debt securities you seek to register for the shelf pursuant to Form S-3 (file no. 333-161691).  Please be advised that we will need sufficient time prior to requested effectiveness of the registration statements to review and provide any comments on these exhibits.

6737 West Washington Street  l  Milwaukee, WI 53214–5650  l  Phone: 414.977.4000  l  Executive Fax: 414.977.4202
www.merge.com

Response:  In response to the Staff’s comment, pursuant to the amendments to the Registration Statements, the Company has filed the forms of indenture and the opinions of counsel as exhibits to the Registration Statements, as applicable.

Registration Statement on Form S-3 (333-161689)

General

Comment 3.   You indicate on page 19 that you issued the shares being offered for resale to the selling shareholders in an unregistered offering based on a claim of exemption under Rule 506 of Regulation D.  However, you do not appear to have filed any Forms D in connection with these offering.   Please note that as of March 16, 2009, Forms D are required to be submitted electronically on EDGAR.  Please file the required Form(s) D for these and any other sales made in reliance of Regulation D after this date, or tell us in your response letter why no such filings are required.  See Rule 503 of Regulation D, SEC Release No. 33-8891, and the additional guidance provided by the Division of Corporation Finance at: http://www.sec.gov/divisions/corpfin/formdfiling.htm and http://www.sec.gov/info/smallbus/secg/formdguide.htm.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement relating to the resale of common stock of the Company (the “Shares”) by former stockholders of Confirma to state that the Company issued the Shares in an unregistered offering exempt from registration under the Securities Act because the issuances constituted a nonpublic offering, exempt under Section 4(2) of the Securities Act of 1933.   The common stock was issued to former shareholders of Confirma, Inc. as consideration for the Company’s acquisition of Confirma, Inc.  There were [30] stockholders of Confirma who received the Shares, all of whom were accredited investors as defined under Regulation D of the Securities Act of 1933, as amended.  No form of general solicitation or general advertising was made in connection with the issuance of the Shares.  All of the criteria of Regulation D were met in connection with the issuance except for the filing of the Form D.   Because the Company believes that it can rely on the exemption set forth in Section 4(2) and because all of the stockholders who received the Shares were accredited investors, it does not believe that it is necessary to file the Form D with the SEC in order for the issuance of the Shares to be exempt from registration under the Securities Act of 1933, as amended.

Selling Stockholders, page 19

4.           With respect to the shares to be offered for resale by each selling stockholder that is a legal entity identified separately in the selling shareholder table, including Fluke Venture Partners II, L.P. and Telegraph Hill Partners II, LP, please disclose the natural person or persons who have sole or shared voting and/or investment control over the shares to be offered by that shareholder.  Please note that you may aggregate the holdings of multiple selling shareholders that are legal entities, where the aggregate holdings of the group is less than 1% of the class prior to the offering; if you do this, you do not need to identify the individual(s) with voting or investment power over the shares held by each of the selling shareholder entities in the group.  See Questions 140.02 and 240.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

6737 West Washington Street  l  Milwaukee, WI 53214–5650  l  Phone: 414.977.4000  l  Executive Fax: 414.977.4202
www.merge.com

Response:  In response to the Staff’s comment, the Company has revised the description of the selling stockholders set forth in the Registration Statement relating to the resale of the Shares to reflect the natural person or persons who have sole or shared voting and/or investment control over the shares to be offered by those selling stockholders.  See the section captioned “Selling Stockholders.”

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Please do not hesitate to contact the undersigned at 414-977-4067 if you have further questions or comments.

Very truly yours,

/s/ Ann Mayberry-French
Ann Mayberry-French

6737 West Washington Street  l  Milwaukee, WI 53214–5650  l  Phone: 414.977.4000  l  Executive Fax: 414.977.4202
www.merge.com